FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

September 3, 2009

ITEM 3   News Release:

A news release was issued on September 9, 2009 via News Wire Canada.

ITEM 4   Summary of Material Change:

JED announced that the Stay Period under its order under the Companies Creditors’ Arrangement Act (Canada) (“CCAA”) was extended by the Court of Queen’s Bench of Alberta, Judicial District of Calgary (the “Court”) from September 3, 2009 to October 30, 2009, and that the draft Plan of Arrangement (the “Plan”) under both the CCAA and the Business Corporations Act (Alberta) would be submitted to JED’s creditors at a Creditors’ Meeting to be held on September 30, 2009.

ITEM 5   Full Description of Material Change:

JED announced that the Stay Period under its order under the CCAA was extended by the Court from September 3, 2009 to October 30, 2009.  This is the tenth extension of the Stay Period since the Court’s initial Order on August 13, 2008.  The Court also approved a Creditors Meeting be held on September 30, 2009 for consideration of the Plan.  The Plan must be approved by each of the four classes of creditors, voting as a class, by both a simple majority of the number of creditors in each class and a two-thirds majority of the total value amount of the liabilities in the class.    Details of the Plan and the Creditors’ Meeting will be mailed to all of JED’s creditors who have filed a claim under the CCAA and may also be found at www.ey.com/ca/JED, the website of the Court-appointed Monitor of JED, Ernst & Young Inc.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia L. Johnston, Q.C.

Corporate Secretary
(403) 851-0017

ITEM 9   Date of Report:

Dated at Cochrane, Alberta on September 9, 2009.